Filed by Bcom3 Group, Inc.
                          pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934

                                             Subject Company: Bcom3 Group, Inc.
                                                   Commission File No.  0-32649


Bcom3 Group, Inc. filed two related merger agreements (one with Dentsu Inc. and one with Publicis Groupe S.A.) and a support agreement under cover of a Current Report on Form 8-K on March 14, 2002 in connection with the proposed business combination of Bcom3 and Publicis. Each of these agreements is incorporated by reference into this filing.

The above-referenced Current Report on Form 8-K contained the following summary description, which was qualified in its entirety by reference to the agreements attached as exhibits to such Current Report on Form 8-K:

          On March 7, 2002, Bcom3 Group, Inc. ("Bcom3") entered into two related merger agreements.

          The first merger agreement (the "First Step Agreement") is with Dentsu Inc. The First Step Agreement provides for a merger transaction (the "First Step Merger") pursuant to which (1) Dentsu will pay approximately $498.7 million to holders of Class A common stock of Bcom3,
     (2) Dentsu will receive additional shares of Class B common stock of Bcom3 and (3) the number of shares held by holders of Class A common stock will be correspondingly reduced.

          The second merger agreement (the "Publicis Merger Agreement") is with Publicis Groupe S.A. ("Publicis"). Under the Publicis Merger Agreement, Bcom3 and Publicis have agreed to combine through a merger transaction in which Bcom3 will become wholly-owned by Publicis (the "Publicis/Bcom3 Merger"). The closing of the Publicis/Bcom3 Merger is conditioned, among other things, on the closing of the First Step Merger. All of the stockholders of Bcom3, other than stockholders exercising dissenters' rights, will become entitled to receive ordinary shares of Publicis and the other merger consideration more fully described in the Publicis Merger Agreement.

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          In connection with the Publicis Merger Agreement, Bcom3 entered into a support agreement (the "Support Agreement") with Mme. Elisabeth Badinter and Somarel S.A. pursuant to which these parties have agreed to vote their Publicis shares, representing in the aggregate about 45% of the voting power of all Publicis shares, in favor of the Publicis Merger Agreement and the transactions contemplated thereby. Similarly, Publicis entered into support agreements with Dentsu Inc. and certain other key shareholders of Bcom3 pursuant to which these parties have agreed to vote their Bcom3 shares, representing in the aggregate about 31% of the voting power of all Bcom3 shares, in favor the Publicis Merger Agreement and the transactions contemplated thereby.


                                     * * *


Additional information

Publicis and Bcom3 will be filing a proxy statement/prospectus and other relevant documents concerning the above-described transactions with the Securities and Exchange Commission (SEC). We urge investors to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because these documents will contain important information. Investors will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, investors may obtain documents filed with the SEC by Publicis free of charge by directing a request to Publicis at 133, avenue des Champs Elysees, 75008 Paris, France. Investors may obtain documents filed with the SEC by Bcom3 free of charge by directing a request to Bcom3 at 35 West Wacker Drive, Chicago, IL 60601.

Bcom3 and its directors, executive officers and certain other members of Bcom3 management and employees may be soliciting proxies from Bcom3 shareholders in connection with the above-described transactions. Information concerning the participants in the proxy solicitation will be set forth in the Annual Report on Form 10-K of Bcom3 for the year ended December 31, 2001, to be filed with the SEC. Information concerning the participants in the proxy solicitation will also be set forth in the proxy statement/prospectus when it is filed with the SEC.


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